b) 11   Computation of per share earnings 03/31/2002

                   Air Test Technology, Inc.
              Weighted Average Shares Outstanding
                       December 31, 2001

Weighted Average Shares       8,400,000

Net Loss                        $ 9,191

Net Loss Per Share               $0.0011